                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                          BLACK WARRIOR WIRELINE CORP.
                 _____________________________________________
                                (Name of Issuer)

                   Common Stock, $0.0005 par value per share
               __________________________________________________
                         (Title of Class of Securities)

                                  092260 50 4
                              ____________________
                                 (CUSIP Number)


                              Carolyn M. Campbell
                           1301 McKinney, Suite 3200
                           Houston, Texas  77010-3033
                                 (713) 651-0600
           _________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 9, 1997
             _____________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 092260 50 4               13D                             Page 2
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bendover Company, f/k/a DiamondBack Directional, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

     OO
--------------------------------------------------------------------------------
5    CHECK  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                        / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
  NUMBER OF       7  SOLE VOTING POWER

   SHARES            647,569
                  --------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER

   OWNED BY          -0-
                  --------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER

   REPORTING         647,569
                  --------------------------------------------------------------
     PERSON       10 SHARED DISPOSITIVE POWER

      WITH           -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     647,569
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)
                                                                             / /
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 092260 50 4               13D                             Page 3
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Alan W. Mann
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO, PF
--------------------------------------------------------------------------------
5   CHECK  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                        / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
  NUMBER OF       7  SOLE VOTING POWER

   SHARES            784
                  --------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER

  OWNED BY           647,569
                  --------------------------------------------------------------
   EACH           9  SOLE DISPOSITIVE POWER

  REPORTING          784
                  --------------------------------------------------------------
   PERSON        10  SHARED DISPOSITIVE POWER

    WITH             647,569
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    648,353
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 092260 50 4               13D                             Page 4
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    M. Dale Jowers
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
                                                                         (b) /X/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    OO
--------------------------------------------------------------------------------
5   CHECK  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)                                                        / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.
--------------------------------------------------------------------------------
   NUMBER OF      7  SOLE VOTING POWER

    SHARES           -0-
                  --------------------------------------------------------------
 BENEFICIALLY     8  SHARED VOTING POWER

   OWNED BY          647,569
                  --------------------------------------------------------------
     EACH         9  SOLE DISPOSITIVE POWER

   REPORTING         -0-
                  --------------------------------------------------------------
    PERSON       10  SHARED DISPOSITIVE POWER

     WITH            647,569
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    647,569
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)
                                                                             / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.3%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)

    IN
--------------------------------------------------------------------------------

    CUSIP NO. 092260 50 4                                           Page 5


    ITEM 1.  SECURITY AND ISSUER

         This statement relates to the common stock, $0.0005 par value ("Common Stock") of Black Warrior Wireline Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3748 Highway 45 North, Columbus, Mississippi 39701.


    ITEM 2.  IDENTITY AND BACKGROUND

         (a) This statement is filed by Bendover Corp., f/k/a DiamondBack Directional, Inc., a Texas corporation ("Bendover"), and Alan W. Mann ("Mann") and M. Dale Jowers ("Jowers"), natural persons. Mann and Jowers are officers and directors of Bendover, and each own approximately 42.5% of the outstanding shares of capital stock of Bendover.

         (b) The address of the principal business and the principal office of Bendover, Mann and Jowers is 13843 Hwy. 105 West, Suite 212, Conroe, Texas 77304.

         (c) The principal business of Bendover prior to its acquisition of Common Stock of the Issuer was the provision of services relating to directional drilling of oil and gas wells. The present principal occupation of Mann is Vice President of the Issuer, and the present principal occupation of Jowers is in Sales of Marketing of the Issuer.

         (d) None of the persons referred to in Paragraph (a) above has, during the last five years, been convicted in a criminal proceeding.

         (e) None of the persons referred to in Paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against it enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Bendover is a corporation organized under the laws of the State of Texas. Mann and Jowers are each U.S. citizens.


    ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The transaction giving rise to the acquisition of Common Stock by Bendover was an acquisition of substantially all of Bendover's assets by the Issuer for cash and 647,569 shares of Common Stock on October 9, 1997. The assets acquired from Bendover by the Issuer generally consisted of equipment, inventory and accounts receivable owned in connection with the provision of services related to directional drilling of oil and gas wells. The assets acquired from Bendover by the Issuer have been owned and operated by Bendover as part of its ordinary business for some time prior to the transaction.

    CUSIP NO. 092260 50 4                                           Page 6


         Mann subsequently acquired 784 shares of Common Stock of the Issuer in the open market on October 29, 1997. Such shares were acquired by Mann for cash at $7 1/8 per share with personal funds of Mann.


    ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of the acquisition of the Common Stock of the Issuer by Bendover was to take additional consideration, over and above the cash paid, for the assets of Bendover acquired by the Issuer. Bendover currently intends to hold such shares for investment purposes until Bendover determines that it is in the best interests of Bendover to liquidate some or all of its investment in the Issuer; provided, however, Bendover may transfer such shares to its stockholders in liquidation of Bendover.

         Mann acquired additional shares of Common Stock of the Issuer for investment purposes and currently intends to hold such shares until he determines that it is in his best interests to liquidate some or all of his investment in the Issuer.

         Bendover, Mann and Jowers may from time to time acquire additional shares of the Issuer; however, except as described above, neither Bendover, Mann nor Jowers have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


    ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) (i) Bendover is the beneficial owner of 647,569 shares, representing 22.3%, of the Issuer's Common Stock. Mann and Jowers may be deemed to be the beneficial owners of the shares Common Stock of the Issuer owned by Bendover as a result of Mann and Jowers each owning 42.5% of Bendover. Mann and Jowers disclaim beneficial ownership of all shares of Common Stock of the Issuer owned by Bendover, and the filing of this
    Schedule 13D shall not be construed as an admission thereof.

    CUSIP NO. 092260 50 4                                           Page 7


              (ii) Mann is the beneficial owner of an additional 784 shares, representing an additional 0.1% of the Issuer's Common Stock.

         (b) Bendover has the sole power to vote and the sole power to dispose of all shares of Common Stock described in Paragraph (a)(i) above. Mann and Jowers may be deemed to have shared power to vote and shared power to dispose of all of the shares of Common Stock of the Issuer described in Paragraph (a)(i) as a result of Mann and Jowers each owning 42% of Bendover. Mann has the sole power to vote and the sole power to dispose of all shares of Common Stock described is Paragraph (a)(ii) above.

         (c) Other than the acquisitions described in Item 3 above, none of the persons named in response to Paragraph (a) above has effected any transactions in the Common Stock of the Issuer during the past 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer acquired by Bendover.

         (e)  Not applicable.


    ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to securities of the Issuer, except as follows:

         The Issuer and Bendover have entered into a Registration Rights Agreement pertaining to the 647,569 shares of Common Stock of the Issuer.


    ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Acquisition Statement pursuant to Rule 13d-1(f)(1).

         Exhibit B - Registration Rights Agreement dated as of October 9, 1997 between Bendover and the Issuer.

    CUSIP NO. 092260 50 4                                           Page 8

                                     SIGNATURE
                                     ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  BENDOVER CORP.,
                                  f/k/a DiamondBack Directional, Inc.



    Date:  November 6, 1997       By: /s/ Alan W. Mann
                                     -------------------------------------------
                                          Alan W. Mann, President



                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    Date:  November 6, 1997       /s/ Alan W. Mann
                                  ----------------------------------------------
                                  ALAN W. MANN



                                   SIGNATURE
                                   ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    Date:  November 6, 1997       /s/ M. Dale Jowers
                                  ----------------------------------------------
                                  M. DALE JOWERS

    CUSIP NO. 092260 50 4                                           Page 9

                                 EXHIBIT INDEX

         Exhibit A - Acquisition Statement pursuant to Rule 13d-1(f)(1).

         Exhibit B - Registration Rights Agreement dated as of October 9, 1997 between Bendover and the Issuer.

    CUSIP NO. 092260 50 4                                           Page 10

                                   EXHIBIT 1

            Joint Acquisition Statement Pursuant to Rule 13d-1(f)(1)


         The undersigned acknowledge and agree that the foregoing statement on
    Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         Dated:   November 6, 1997.
                                       BENDOVER CORP.,
                                       f/k/a DiamondBack Directional, Inc.



                                       By:/s/ Alan W. Mann
                                          --------------------------------------
                                              Alan W. Mann, President



                                       /s/ Alan W. Mann
                                       -----------------------------------------
                                       ALAN W. MANN



                                       /s/ M. Dale Jowers
                                       -----------------------------------------
                                       M. DALE JOWERS

    CUSIP NO. 092260 50 4                                           Page 11


                                   EXHIBIT 2

                         REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (the "Registration Rights Agreement") is made October 10, 1997, by and between Black Warrior Wireline Corp., a Delaware corporation (the "Company"), and Diamondback Directional, Inc., a Texas corporation ("DDI").

         WHEREAS, on the date hereof the Company and DDI are holding a closing (the "Closing") pursuant to an Asset Purchase Agreement (the "P&S Agreement") effective September 1, 1997 among the Company, DDI, Alan Mann and Michael Dale Jowers; and

         WHEREAS, pursuant to Section 2.5(a) of the P&S Agreement, the Company has agreed to issue and sell to DDI and DDI has agreed to purchase 647,569 shares (the "Shares") of the Common Stock, par value $0.0005 per share, of the Company in payment of a portion of the Purchase Price (as defined in the P&S Agreement); and

         WHEREAS, the Company has agreed to grant to DDI certain rights to have the Shares registered under the Securities Act of 1933, as amended, as provided herein.

         NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

                                   Article I
                                  Definitions

         As used in this Agreement, the following terms shall have the meanings set forth below:

         1.1 "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

         1.2  "Holder" shall mean DDI or any Qualified Transferee.

         1.3 "Qualified Transferee" shall mean any stockholder of DDI as of the date hereof to whom the Registrable Securities and the rights hereunder have been transferred prior to the filing by the Company of a registration statement with the Commission pursuant to Article II hereof.

         1.4 "Registrable Securities" shall mean (i) the Shares; and (ii) any Common Stock issued or issuable at any time or from time to time in respect of the Shares upon a stock split, stock dividend, recapitalization or other similar event involving the Company until such Shares are registered pursuant to a Registration Statement or the exemption from registration under Rule 144(k) (or successor Rule) under the Securities Act is available with respect to the Shares.

    CUSIP NO. 092260 50 4                                           Page 12


         1.5 The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering by the Commission of the effectiveness of such registration statement.

         1.6 "Registration Expenses" shall mean all expenses, other than Selling Expenses (as defined below), incurred by the Company in complying with this Registration Rights Agreement, including, without limitation, all registration, qualification and filing fees, exchange listing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, the expense of any special audits incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

         1.7 "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

         1.8 "Selling Expenses" shall mean all underwriting discounts, selling commissions and stock transfer taxes applicable to the securities registered by DDI and, except as set forth above, all fees and disbursements of counsel for DDI.

         1.9 "Underwritten Public Offering" shall mean a public offering in which Common Stock is offered and sold on a firm commitment basis through one or more underwriters, all pursuant to an underwriting agreement between the Company and such underwriters.

                                   Article II
                              Registration Rights

         2.1  Registration Rights.

              2.2.1 Subject to the terms hereof, if: (i) at any time or from time to time the Company shall determine to register any of its securities in an Underwritten Public Offering (except for registration statements on Form S-8 relating to employee benefit plans); and (ii) DDI or any Qualified Transferee is the beneficial owner of any Registrable Securities; then the Company will promptly give to the Holders written notice thereof no less than ten (10) days prior to the filing of any registration statement, and include in such Underwritten Public Offering (and any related qualification under blue sky laws or other compliance), such Registrable Securities as the Holders may request in a writing delivered to the Company within five (5) days after the Holders' receipt of the Company's written notice.

              2.2.2 Notwithstanding any other provision of this Section, if the managing underwriter of such Underwritten Public Offering concludes in its reasonable judgment that the number of shares to be registered for selling shareholders (including the Holders) would materially adversely affect such offering, subject to the terms of any agreements which may grant to other persons senior registration rights to which the company is a party, the number of

    CUSIP NO. 092260 50 4                                           Page 13


    Registrable Securities to be registered, together with the number of shares of Common Stock or other securities held by other shareholders proposed to be registered in such offering, shall be reduced on a pro rata basis based on the number of Registrable Securities proposed to be sold by the Holders as compared to the number of shares proposed to be sold by all shareholders. The Registrable Securities so excluded by the managing underwriter shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to ninety (90) days after the effective date of the registration statement relating thereto, or such other shorter period of time as the managing underwriter may require.

              2.2.3 The Company shall have the right to terminate or withdraw any registration initiated by it under this Section prior to the effectiveness of such registration whether or not the Holders have elected to include securities in such registration.

         2.2 Expenses of Registration. All Registration Expenses shall be borne by the Company. Unless otherwise stated herein, all Selling Expenses relating to securities registered on behalf of the Holders shall be borne by the Holders.

         2.3 Registration Procedures. In the case of each registration, qualification or compliance effected by the Company pursuant to this Registration Rights Agreement, the Company will keep the Holders advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense, the Company will:

              2.3.1 Prepare and file with the Commission a registration statement with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become and remain effective until the distribution described in such registration statement has been completed;

              2.3.2 Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the Holders may reasonably request in order to facilitate the public sale of the shares by the Holders, and promptly furnish to the Holders notice of any stop-order or similar notice issued by the Commission or any state agency charged with the regulation of securities.

         2.4 Certain Information. The Holders agree, with respect to any Registrable Securities included in any registration, to furnish to the Company such information regarding the Holders, the Registrable Securities and the distribution proposed by the Holders as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification or compliance referred to herein.

         2.5 Assignment. Neither this Agreement, nor any right, interest or obligation hereunder, may be assigned by either of the parties without the prior written consent of the other party; provided, however, that any assignment by DDI to any Qualified Transferee shall not require the prior written consent of the other party. The Company shall not be obligated to

    CUSIP NO. 092260 50 4                                           Page 14


    recognize any such assignment by DDI to a Qualified Transferee unless and until the Company shall have received written notice from DDI specifying the name and address of the Qualified Transferee(s) and identifying the Registrable Securities with respect to which such rights hereunder have been assigned.

         2.6 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware.

         2.7 Entire Agreement; Amendment. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. This Agreement, or any provision hereof, may be amended, waived, discharged or terminated upon the written consent of the Company and the Holders.

         2.8 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger including Federal Express or similar courier service, addressed:

              If to DDI:

              Diamondback Directional, Inc.
              13843 Highway 105 West - Suite 212
              Conroe, Texas 77304

    or at such other address as DDI shall have furnished to the Company in writing;

              If to any Qualified Transferee:

              To such address as DDI shall have furnished the Company in writing pursuant to Section 2.5.

              If to the Company:

              Black Warrior Wireline Corp.
              3748 Highway #45 North
              Columbus, Mississippi 39701
              Attention:  William L. Jenkins, President

    or a such other address as the Company shall have furnished to the Holders. Each such notice or other communication shall, for all purposes of this Agreement, be treated as effective upon receipt.

         2.9 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

    CUSIP NO. 092260 50 4                                           Page 15



         2.10 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

         2.11 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not considered in construing or interpreting this Agreement.

         IN WITNESS WHEREOF, the Company has executed this agreement effective upon the date first set forth above.

                                        BLACK WARRIOR WIRELINE CORP.



                                        By:        /s/ Allen R. Neel
                                           -------------------------------------
                                             Allen R. Neel, Vice President



                                        DIAMONDBACK DIRECTIONAL, INC.



                                        By:        /s/ Alan Mann
                                           -------------------------------------
                                             Alan Mann, President